SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

708160106

(CUSIP Number)

Joseph Macnow
Executive Vice President - Finance and
Administration and Chief Administrative Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

September 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 708160106	13D	Page 2 of 17 Pages

1	Names of Reporting Persons Vornado Realty Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/OO (real estate investment trust)

Page 2 of 17 Pages

CUSIP No. 708160106	13D	Page 3 of 17 Pages

1	Names of Reporting Persons Vornado Realty L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/PN

Page 3 of 17 Pages

CUSIP No. 708160106	13D	Page 4 of 17 Pages

1	Names of Reporting Persons VNO Fashion LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 4 of 17 Pages

CUSIP No. 708160106	13D	Page 5 of 17 Pages

1	Names of Reporting Persons VSPS I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 5 of 17 Pages

CUSIP No. 708160106	13D	Page 6 of 17 Pages

1	Names of Reporting Persons Two Penn Plaza REIT, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/CO

Page 6 of 17 Pages

CUSIP No. 708160106	13D	Page 7 of 17 Pages

1	Names of Reporting Persons Two Penn Plaza REIT JP Fashion LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 7 of 17 Pages

CUSIP No. 708160106	13D	Page 8 of 17 Pages

1	Names of Reporting Persons CESC H Street L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/OO (limited liability company)

Page 8 of 17 Pages

CUSIP No. 708160106	13D	Page 9 of 17 Pages

1	Names of Reporting Persons H Street Building Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/CO

Page 9 of 17 Pages

CUSIP No. 708160106	13D	Page 10 of 17 Pages

1	Names of Reporting Persons H Street JP Fashion LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

Page 10 of 17 Pages

CUSIP No. 708160106	13D	Page 11 of 17 Pages

1	Names of Reporting Persons Vornado RTR, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) HC/CO

Page 11 of 17 Pages

CUSIP No. 708160106	13D	Page 12 of 17 Pages

1	Names of Reporting Persons PCJ I Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0 (See Items 5 and 6)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (See Items 5 and 6)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 5 and 6)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (See Items 5 and 6)
14	Type of Reporting Person (See Instructions) CO

Page 12 of 17 Pages

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed by Vornado Realty Trust, a Maryland real estate investment trust, Vornado Realty L.P., a Delaware limited partnership, VNO Fashion LLC, a Delaware limited liability company, VSPS I LLC, a Delaware limited liability company, Two Penn Plaza REIT, Inc., a New York corporation, Two Penn Plaza REIT JP Fashion LLC, a Delaware limited liability company, CESC H Street L.L.C., a Delaware limited liability company, H Street Building Corporation, a Delaware corporation, H Street JP Fashion LLC, a Delaware limited liability company, Vornado RTR, Inc., a Delaware corporation, and PCJ I Inc., a Delaware corporation, with the Securities and Exchange Commission on October 8, 2010 and amended on November 10, 2010, January 25, 2011, February 9, 2011, February 25, 2011, September 19, 2011, October 9, 2012, March 5, 2013 and September 13, 2013 (as so amended, the “Schedule 13D”), relating to the common stock, par value $.50 per share (the “Common Shares”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) and (b)     See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Amendment, which are incorporated in this Item 5 by reference.  As of September 20, 2013 (after giving effect to the transactions described in Item 5(c) below), the Reporting Persons beneficially own no Common Shares.

(c)    On September 19, 2013, VSPS exercised its right to settle the Forward Transaction early with respect to all of the 4,815,990 underlying Common Shares, at the per share forward price.

Also on September 19, 2013, all 13.4 million Common Shares beneficially owned by the Reporting Persons were sold in a block trade to Citigroup Global Markets, Inc., at a price of $13.00 per share.

Except as disclosed herein, since the date that is 60 days before the date of this Amendment, there have been no transactions in the Common Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of the persons listed on Schedule I hereto:

Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2013

VORNADO REALTY TRUST
By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner
	By:	/s/ JOSEPH MACNOW
		Name:	Joseph Macnow
		Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

VNO FASHION LLC
By:	Vornado Realty L.P., its sole member
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

VSPS I LLC
By:	Vornado Realty L.P., its sole member
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

Page 14 of 17 Pages

Two Penn Plaza REIT, Inc.
By:	Vornado Realty L.P., its controlling shareholder
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

Two Penn Plaza REIT JP Fashion LLC
By:	Two Penn Plaza REIT, INC., its sole member
	By:	Vornado Realty L.P., its controlling shareholder
		By:	Vornado Realty Trust, its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

CESC H Street L.L.C.
By:	Vornado Realty L.P., its sole member
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

Page 15 of 17 Pages

H Street Building Corporation
By:	CESC H Street L.L.C., its controlling shareholder
	By:	Vornado Realty L.P., its sole member
		By:	Vornado Realty Trust, its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

H Street JP Fashion LLC
By:	H Street Building Corporation, its sole member
	By:	CESC H Street L.L.C., its controlling shareholder
		By:	Vornado Realty L.P., its sole member
			By:	Vornado Realty Trust, its general partner
				By:	/s/ JOSEPH MACNOW
					Name:	Joseph Macnow
					Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

Vornado RTR, Inc.
By:	Vornado Realty L.P., its sole shareholder
	By:	Vornado Realty Trust, its general partner
		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

Page 16 of 17 Pages

PCJ I Inc.
By:	Vornado RTR, Inc., its sole shareholder
	By:	Vornado Realty L.P., its sole shareholder
		By:	Vornado Realty Trust, its general partner
			By:	/s/ JOSEPH MACNOW
				Name:	Joseph Macnow
				Title:	Executive Vice President – Finance and Administration, Chief Administrative Officer

Page 17 of 17 Pages